Ramius Archview Credit and Distressed Fund
599 Lexington Avenue, 19th Floor
New York, NY 10022

June 20, 2016
VIA EDGAR
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:    Ramius Archview Credit and Distressed Fund
Request for Withdrawal of N-2/A Filing
(File Nos. 333-204148 and 811-23056)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Ramius Archview Credit and Distressed Fund (the "Fund") respectfully requests withdrawal of the following Post-Effective Amendment to the Fund's Registration Statement on Form N-2 (the "Amendment").

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number

1	6/17/2016	N-2/A	0001641086-16-000018

The Amendment was inadvertently filed as an N-2/A rather than a POS 8C. No securities were sold in connection with the Amendment, which will be re-filed with the correct form type.
Should you have any questions or comments, please contact Mike Baxter at (646) 562-1734.
Very truly yours,

/s/ Michael Benwitt
Michael Benwitt
Secretary